EXHIBIT 99.1

Huize Announces Definitive Agreement to Acquire Leading Regional Insurance Agency Shengs Life & General

SHENZHEN, China, Sept. 24, 2021 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize” or the “Company”, together with its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity the “Group”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that the Group, through Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”), a wholly-owned subsidiary of the Group’s consolidated variable interest entity, has entered into a definitive agreement to acquire a controlling equity interest in Hubei Shengs Life & General Insurance Agency Co., Ltd. (“Shengs Life & General”), one of the leading regional insurance agency groups dedicated to distributing life and health insurance products.

Pursuant to the definitive agreement by and among Zhixuan Investment, Shengs Life & General and current shareholders of Shengs Life & General, Shengs Life & General will undergo a series of restructuring so as to become a wholly-owned subsidiary of a group company (“Shengs Group”). Subsequently, Zhixuan Investment will acquire a total of 56.19% equity interest in Shengs Group for a share purchase price of approximately RMB42.68 million in cash, together with a capital injection of RMB15 million. The transaction is expected to complete by the end of 2021, subject to the satisfaction of customary conditions precedent. Following the completion of the transaction, Shengs Life & General will be accounted for as a consolidated subsidiary of the Company.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, outlook regarding completion of transaction in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; regulatory developments and potential impact on Huize’s corporate structure, business and operations, general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations
investor@huize.com

Media Relations
mediacenter@huize.com

Christensen

In China
Ms. Constance Zhang
Phone: +86 138-1645-1798
E-mail: czhang@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com